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RECEIVED FEB 2[illegible] 2004 SEC MAIL PROCESSING SECTION WASH. DC 198

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50366

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 AND ENDING 12/31/03
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RNR SECURITIES, L.L.C

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1802 HEMPSTEAD TPKE
(No. and Street)

EAST MEADOW NY 11554
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
NEIL G. CARUSSO 516-222-8875
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DEMOS, GEORGE
(Name – *if individual, state last, first, middle name*)

42-27 BELL BOULEVARD, BAYSIDE, NY 11361
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, NEIL G. CAROUSJO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RNR SECURITIES, LLC, as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

MEMBER

Title

Notary Public

DOMINICK A. DE RISO
Notary Public, State of New York
No. 41-5994605
Qualified in Queens County
Commission Expires February 28, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RNR SECURITIES, L.L.C.

FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003
WITH
INDEPENDENT AUDITORS' REPORT

RNR SECURITIES, L.L.C.

FINANCIAL STATEMENTS
DECEMBER 31, 2003

CONTENTS

GEORGE DEMOS, C.P.A.

42-27 Bell Boulevard, Bayside, New York 11361
Tel.: (718) 428-0438 • Fax: (718) 229-7042

INDEPENDENT AUDITOR'S REPORT

To the Members of
RNR Securities, L.L.C.

I have audited the accompanying statement of financial condition of RNR Securities,L.L.C. (the Company) as of December 31, 2003, and the related statements of operations and comprehensive income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RNR Securities, L.L.C. at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

George Demos, CPA

George Demos,C.P.A.

Bayside,New York
February 17, 2004

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS		
Cash	$	148,189
Investments		33,854
Commissions receivable		130,112
Prepaid expenses and other assets		496
Furniture and equipment, less accumulated depreciation of $3,737		-
Total assets	$	312,651
LIABILITIES AND MEMBERS' EQUITY		
Commissions payable	$	160,305
Accounts payable and accrued expenses		5,980
Total liabilities		166,285
Members' equity:		
Members' equity		143,706
Accumulated other comprehensive income		2,660
Total members' equity		146,366
Total liabilities and members' equity	$	312,651

The accompanying notes are an integral part of these financial statements.

STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2003

REVENUES		
Commissions	$	2,182,974
Sponsor fees		18,568
Total revenue		2,201,542
EXPENSES		
Members' guaranteed payments		794,805
Salaries and related expenses		27,424
Commissions		1,181,003
Occupancy		15,000
Regulatory fees and subscriptions		20,816
Outside services		23,060
Insurance		5,679
Office expense		16,610
Postage		4,597
Advertisement		15,694
Seminars		5,536
Travel		90
Professional fees		2,500
Telephone		2,288
Other expenses		953
Total expenses		2,116,055
INCOME FROM OPERATIONS		85,487
OTHER REVENUE		
Investment income		300
NET INCOME		85,787
OTHER COMPREHENSIVE INCOME		
Unrealized gain on investments arising during the period		9,097
TOTAL COMPREHENSIVE INCOME	$	94,884

The accompanying notes are an integral part of these financial statements.

KNK SECURITIES, L.L.C.

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2003

	Members' Equity	Accumulated Other Comprehensive Income(Loss)	Total
Members' equity at beginning of year	$ 57,919	$ (6,437)	$ 51,482
Comprehensive income(loss):			
Net income	85,787		85,787
Other comprehensive income(loss):			
Unrealized gain on investments arising during the period		9,097	9,097
Total Comprehensive income			94,884
Members' equity at end of year	$ 143,706	$ 2,660	$ 146,366

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	85,787
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Changes in assets and liabilities:		
Decrease in commissions receivable		2,733
Decrease in prepaid expenses and other assets		620
Decrease in commissions payable		(133,230)
Decrease in accounts payable and accrued expenses		(1,897)
NET CASH USED BY OPERATING ACTIVITIES		(45,987)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of investments		(7,209)
NET CASH USED BY INVESTING ACTIVITIES		(7,209)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(53,196)
CASH AND CASH EQUIVALENTS - BEGINNING		201,385
CASH AND CASH EQUIVALENTS - ENDING	$	148,189

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business:

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company operates pursuant to SEC rule 15c3-3(k)(1), limiting business to the distribution of mutual funds and/or variable life insurance and annuities.

Basis of Accounting:

The financial statements are prepared using the accrual basis of accounting.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes:

The Company has chosen to be treated as a partnership for federal and state income tax purposes. A partnership is not a taxpaying entity for Federal and state income tax purposes. Accordingly, no income tax expense has been recorded in the statements. All income or losses will be reported on the individual members' income tax returns.

Furniture and Equipment:

Furniture and equipment are recorded at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets.

Cash Equivalents:

For purpose of the statement of cash flows, the Company considers all cash and other highly liquid investments with initial maturities of three months or less to be cash equivalents.

NOTE 2 - COMMITMENTS AND CONTINGENCIES:

The company leases office space from one of its members. Future minimum lease payments under the lease are as follows:

2004	$ 15,000
2005	15,000
	$ 30,000

NOTE 3 - SUBORDINATED BORROWINGS:

There are no subordinated borrowings at December 31, 2003.

NOTE 4 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1(a)(2)(vi)), which requires the maintenance of minimum net capital of $11,085. At December 31, 2003 the Company had net capital of $132,750, which was $121,665 in excess of its required net capital.

NOTE 5 - INVESTMENTS:

The Company invests in mutual funds. At December 31,2003, these investments were classified as available for sale securities and are reported at fair value, with the unrealized gains and losses included in comprehensive income. At December 31, 2003 these investments had a fair value of $33,854, a cost of $31,194, and an unrealized gain of $2,660.

Schedule 1

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2003

Total Capital		$ 146,366
Deductions and/or changes:		
Nonallowable assets:		
Prepaid expenses	$ 496	
Commissions receivable	8,031	8,527
Net capital before haircuts on securities positions (tentative net capital)		137,839
Haircuts on securities		
90 day certificate of deposit	11	
Mutual funds	5,078	5,089
Net capital		$ 132,750
Aggregate indebtedness:		
Items included in statement of financial condition:		
Accounts payable and accrued expenses		$ 166,285
Total aggregate indebtedness		$ 166,285
Computation of basic net capital requirement		
Minimum net capital required		$ 11,085
Excess net capital		$ 121,665
Excess net capital at 1,000 percent		$ 116,121
Ratio: Aggregate indebtedness to net capital		1.25 TO 1

The Company claims exemption under SEC rule 15c3-3 on the basis that the Company's business is limited to the distribution of mutual funds and/ or variable life insurance or annuities .